
05060951

4/0-33

811-02756
Branch 16


AIM
INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

AIM HIGH YIELD SECURITIES INC

June 20, 2005


SEC MAIL PROCESSING
RECEIVED
JUN 27 2005
WASH, D.C. 198 SECTION

PROCESSED
JUL 26 2005
THOMSON FINANCIAL

SC

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons:

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund

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062005 (1) vtt

AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons, a copy of **Motion and Order for Admission *Pro Hac Vice*** in *Richard T. Boyce v. A I M Management Group, Inc., et al.*

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund

AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund

Sincerely,



Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\litigation\Boyce v IFG and AIM\Corr\L-062005SEC.doc
062005 (1) vtt

UNITED STATES DISTRICT COURT | SOUTHERN DISTRICT OF TEXAS

**MOTION AND ORDER
FOR ADMISSION *PRO HAC VICE***

Division	Houston	Case Number	4:04-cv-02587
RICHARD TIM BOYCE, Individually and on Behalf of All Others Similarly Situated			
versus			
AIM Management Group Inc., et al.			

This lawyer, who is admitted either to the State Bar of Texas or to another federal district court:

Name	Robert Gans
Firm	Bernstein Litowitz Berger Grossmann LLP
Street	12544 High Bluff Drive, Suite 150
City & Zip Code	San Diego, CA 92130
Telephone	(858) 793-0070
Licensed: State & Number	CA 214420 and NY RG2391
Admitted U.S. District Court for	Northern, Central, Southern, Eastern CA

Seeks to appear as the attorney for this party:

Plaintiff CITY OF CHICAGO DEFERRED COMPENSATION PLAN	
Dated: 6-13-05	**Signed:** Robert S. Gans

ORDER

This lawyer is admitted *pro hac vice*.

Signed on 21 June, 2005.

[signature]
United States District Judge

SDTX (d_prohac.ord)
02/03/98

<u>**CERTIFICATE OF SERVICE**</u>

This is to certify that on the 17th day of June, 2005, a true and correct copy of the foregoing instrument was served upon the following counsel of record by U.S. First Class Mail in accordance with the Federal Rules of Civil Procedure:

Daniel A. Pollack
Anthony Zaccaria
Edward T. McDermott
Martin I. Kaminsky
POLLACK & KAMINSKY
114 W. 47th St., Suite 1900
New York, New York 10036

Charles S. Kelley
Jeremy Gaston
Christopher Richart
MAYER BROWN ROWE & MAW LLP
700 Louisiana, Suite 3600
Houston, Texas 77002

Michael K. Oldham
GIBBS & BRUNS, L.L.P.
1100 Louisiana, Suite 5300
Houston, Texas 77002

Paul D. Flack
NICKENS KEETON LAWLESS FARRELL & FLACK LLP
600 Travis, Suite 7500
Houston, Texas 77002



Steven J. Mitby

UNITED STATES DISTRICT COURT | SOUTHERN DISTRICT OF TEXAS

MOTION AND ORDER FOR ADMISSION *PRO HAC VICE*

Division	Houston	Case Number	4:04-cv-02587
RICHARD TIM BOYCE, Individually and on Behalf of All Others Similarly Situated			
versus			
AIM Management Group Inc., et al.			

This lawyer, who is admitted either to the State Bar of Texas or to another federal district court;

Name	Jerald Bien-Willner
Firm	Bernstein Litowtiz Berger Grossmann LLP
Street	12544 High Bluff Drive, Suite 150
City & Zip Code	San Diego, CA 92130
Telephone	(858) 793-0070
Licensed: State & Number	CA 214420 and AZ022358
Admitted U.S. District Court for:	Northern, Central, Southern, Districts CA

Seeks to appear as the attorney for this party:

Plaintiff CITY OF CHICAGO DEFERRED COMPENSATION PLAN

Dated: 06/03/2005 | Signed:



ORDER

This lawyer is admitted *pro hac vice*.

Signed on 21 June, 2005.



United States District Judge

SDTX (d_prohac.ord)
02/03/98

CERTIFICATE OF SERVICE

This is to certify that on the 16th day of June, 2005, a true and correct copy of the foregoing Motion and Order for Admission Pro Hac Vice for Jerald Bien-Willner was served upon the following counsel of record by U.S. First Class Mail in accordance with the Federal Rules of Civil Procedure:

Daniel A. Pollack
Anthony Zaccaria
Edward T. McDermott
Martin I. Kaminsky
POLLACK & KAMINSKY
114 W. 47th St., Suite 1900
New York, New York 10036

Charles S. Kelley
Jeremy Gaston
Christopher Richart
MAYER BROWN ROWE & MAW LLP
700 Louisiana, Suite 3600
Houston, Texas 77002

Michael K. Oldham
GIBBS & BRUNS, L.L.P.
1100 Louisiana, Suite 5300
Houston, Texas 77002

Paul D. Flack
NICKENS KEETON LAWLESS FARRELL & FLACK LLP
600 Travis, Suite 7500
Houston, Texas 77002



Steven J. Mitby

TOTAL P.06

UNITED STATES DISTRICT COURT — SOUTHERN DISTRICT OF TEXAS

MOTION AND ORDER
FOR ADMISSION *PRO HAC VICE*

	Houston		4:04-cv-02587
RICHARD TIM BOYCE, Individually and on Behalf of All Others Similarly Situated			
AIM Management Group Inc., et al.			

This lawyer, who is admitted either to the State Bar of Texas or to another federal district court:

	Alan Schulman Bernstein Litowtiz Berger Grossmann LLP 12544 High Bluff Drive, Suite 150 San Diego, CA 92130 (858) 793-0070 CA 128661 and TX 17833100 Northern, Southern and Central Dist. CA

Seeks to appear as the attorney for this party:

Plaintiff CITY OF CHICAGO DEFERRED COMPENSATION PLAN	
Dated: 06/06/2005	**Signed:** [signature]

ORDER

This lawyer is admitted *pro hac vice.*

Signed on ______________, ______.

____
United States District Judge

SDTX (d_prohac.ord)
02/03/98

CERTIFICATE OF SERVICE

This is to certify that on the 16th day of June, 2005, a true and correct copy of the foregoing Motion and Order for Admission Pro Hac Vice for Alan Schulman was served upon the following counsel of record by U.S. First Class Mail in accordance with the Federal Rules of Civil Procedure:

Daniel A. Pollack
Anthony Zaccaria
Edward T. McDermott
Martin I. Kaminsky
POLLACK & KAMINSKY
114 W. 47th St., Suite 1900
New York, New York 10036

Charles S. Kelley
Jeremy Gaston
Christopher Richart
MAYER BROWN ROWE & MAW LLP
700 Louisiana, Suite 3600
Houston, Texas 77002

Michael K. Oldham
GIBBS & BRUNS, L.L.P.
1100 Louisiana, Suite 5300
Houston, Texas 77002

Paul D. Flack
NICKENS KEETON LAWLESS FARRELL & FLACK LLP
600 Travis, Suite 7500
Houston, Texas 77002



Steven J. Mitby



PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

June 21, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, a copy of a **Scheduling Order** in *Dolores Berdat, et al. v. INVESCO Funds Group, Inc., et al*, *Fernando Papia, et al. v. A I M Advisors, Inc., et al*, and *Ronald Kondracki v. A I M Advisors, Inc., and A I M Distributors, Inc.*.

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, et al., Plaintiffs, v. INVESCO FUNDS GROUP, INC., et al., Defendants.	§	Civil Action No. 04cv2555
FERDINANDO PAPIA, et al., Plaintiffs, v. AIM ADVISORS, INC., et al., Defendants.	§	
RONALD KONDRACKI, Plaintiff, v. AIM ADVISORS, INC. and AIM DISTRIBUTORS, INC., Defendants.	§	Judge Keith P. Ellison

SCHEDULING ORDER

The Court orders that the following schedule shall govern pretrial matters and the trial setting in these consolidated/coordinated cases:

Non-expert discovery shall be completed by January 13, 2006. Depositions will not be conducted by any party between December 17, 2005 and January 1, 2006.

Disclosure of expert witnesses and reports pursuant to Rule 26(a)(2) by Plaintiffs shall be made by February 17, 2006.

Disclosure of expert witnesses and reports pursuant to Rule 26(a)(2) by Defendants shall be made by March 24, 2006.

Rebuttal expert reports shall be made as permitted by Rule 26(a)(2).

Rule 26(b)(4) depositions of expert witnesses designated by Plaintiffs shall be completed by April 28, 2006.

Rule 26(b)(4) depositions of expert witnesses designated by Defendants shall be completed by May 26, 2006.

All dispositive motions shall be filed on or before June 16, 2006. Responses to dispositive motions shall be filed within thirty (30) days of the date of service of such motions. Replies to responses shall be filed within fourteen (14) days of the date of service of responses.

A joint pretrial order shall be filed by August 12, 2006.

A final pretrial conference shall be held on August 18, 2006 at 1:00 p.m.

The trial will begin on September 19. 2006.

The foregoing dates may be modified by agreement of the parties or further orders of the Court. Modification of the dates for the joint pretrial order, pretrial conference and trial setting may be made by orders of the Court only.

SIGNED this 17th day of June, 2005.



KEITH P. ELLISON
UNITED STATES DISTRICT JUDGE

TOTAL P.03